Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

September 10, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Solutions Vending International, Inc. Draft First Amendment to Offering Statement on Form 1-A Submitted March 31, 2020 CIK No. 0001759081 File No. 024-11184

Dear Mr. Foland:

On behalf of our client, Solutions Vending International, Inc., we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on September 14, 2020, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks